UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

13781Y 103

(CUSIP Number)

Dr. Marlow Hernandez c/o Cano Health, Inc.

9725 NW 117th Avenue, Suite 200

Miami, Florida 33178

(203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Dr. Marlow Hernandez
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 25,108,418(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,108,418(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Person 25,108,418
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 4.68%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (1) 2,415,743 shares of the Issuer’s Class A Common Stock, 70,000 shares of the Issuer’s Class B Common Stock and 473,469 Public Warrants to purchase Class A Common Stock held by Dr. Hernandez; (2) 13,497,686 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings, LLC; (3) an option provided to Dr. Hernandez and Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement to acquire 8,536,936 shares of the Issuer’s Class B Common Stock; and (4) 67,597 shares of the Issuer’s Class A Common Stock and 46,987 Public Warrants to purchase Class A Common Stock held by the Marlow B. Hernandez 2020 Family Trust. The beneficial ownership described herein does not include unvested stock options and restricted stock units.

(2)

The percentage reported in item 13 is based upon 278,925,591 shares of Class A Common Stock outstanding and 257,145,729 shares of Class B Common Stock outstanding as May 7, 2023, as reported on the Issuer’s Form 10-Q, filed on May 9, 2023 and takes into account the 8,536,936 shares of Class B Common Stock that are subject to the option provided in the Repayment Agreement. Holders of Class A Common Stock vote together with holders of Class B Common Stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon 278,925,591 shares of Class A Common Stock outstanding as of May 7, 2023, as reported on the Issuer’s Form 10-Q, filed on May 9, 2023, plus the shares of Class A Common Stock underlying the Public Warrants, the Class B Common Stock held by the Reporting Persons and the shares of Class B Common Stock subject to the option, the Reporting Persons beneficially own 8.33% of the Issuer’s Class A Common Stock.

1.	Name of Reporting Persons Hernandez Borrower Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 22,034,622(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,034,622(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Person 22,034,622
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 4.11%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes 13,497,686 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings, LLC and an option provided to Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement to acquire 8,536,936 shares of Class B Common Stock.

(2)

The percentage reported in item 13 is based upon 278,925,591 shares of Class A Common Stock outstanding and 257,145,729 shares of Class B Common Stock outstanding as of May 7, 2023, as reported on the Issuer’s Form 10-Q, filed on May 9, 2023 and takes into account the option provided to Dr. Hernandez and Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement to acquire 8,536,936 shares of the Issuer’s Class B Common Stock. Holders of Class A Common Stock vote together with holders of Class B Common Stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon 278,925,591 shares of Class A Common Stock outstanding as of May 7, 2023, as reported on the Issuer’s Form 10-Q, filed on May 9, 2023, plus the shares of Class B Common Stock held by the Reporting Person and the shares of Class B Common Stock subject to the option, the Reporting Person beneficially owns 7.32% of the Issuer’s Class A Common Stock.

1.	Name of Reporting Persons Marlow B. Hernandez 2020 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 114,584(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 114,584(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 114,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) *(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 67,597 shares of the Issuer’s Class A Common Stock and 46,987 Public Warrants to purchase Class A Common Stock.
(2)

Less than one percent. The percentage reported in item 13 is based upon 278,925,591 shares of Class A Common Stock outstanding and 257,145,729 shares of Class B Common Stock outstanding as of May 7, 2023, as reported on the Issuer’s Form 10-Q, filed on May 9, 2023 and does not take into account the option provided to Dr. Hernandez and Hernandez Borrower Holdings, LLC pursuant to the Repayment Agreement to acquire 8,536,936 shares of the Issuer’s Class B Common Stock.

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendments No. 1, No. 2 and No. 3 to Schedule 13D filed with the SEC on May 31, 2022, December 16, 2022 and April 6, 2023, respectively (as amended, the “Schedule 13D”), relating to the Class A Common Stock and Class B Common Stock of Cano Health, Inc. (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Effective June 16, 2023, Dr. Marlow Hernandez resigned as Chief Executive Officer of the Issuer. In connection therewith, Dr. Hernandez and the Issuer entered into a Separation Agreement and a Letter Agreement, which provide for, among other things, continued vesting of his outstanding equity incentive compensation awards subject to the satisfaction of certain conditions set forth therein. Dr. Hernandez will remain a member of the Board of Directors of the Issuer.

The full text of the Separation Agreement and Letter Agreement are attached hereto as Exhibits F and G respectively and incorporated herein by reference. Additional information concerning the terms of the Separation Agreement and Letter Agreement is contained in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following: The information contained above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following agreements shall be added to the list of agreements included under Item 7 of the Schedule 13D:

Exhibit F: Separation Agreement, dated as of June 18, 2023, by and between the Issuer and Dr. Marlow Hernandez (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 20, 2023).

Exhibit G: Letter Agreement, dated as of June 18, 2023, by and between the Issuer and Dr. Marlow Hernandez (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 20, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule 13D is true, complete and correct.

Date: June 20, 2023

Dr. Marlow Hernandez

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez

Marlow B. Hernandez 2020 Family Trust

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory

Hernandez Borrower Holdings, LLC

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory